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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                     FORM 15

      Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File
              Reports Under Sections 13 and 15(d) of the Securities
                              Exchange Act of 1934.

                                                     Commission File No: 0-17656


                          VANGUARD REAL ESTATE FUND II,
                 A SALES-COMMISSION-FREE INCOME PROPERTIES FUND
             (Exact name of registrant as specified in its charter)

                            Vanguard Financial Center
                           Malvern, Pennsylvania 19355
                                 (610) 669-1000
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          Shares of Beneficial Interest
            (Title of each class of securities covered by this Form)

                                      None
  (Titles of all other classes of securities for which a duty to file reports under section or 15(d) remains)


         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)       [X]         Rule 12h-3(b)               [ ]
    Rule 12g-4(a)(1)(ii)      [ ]         Rule 12h-3(b)(2)(i)         [ ]
    Rule 12g-4(a)(2)(i)       [ ]         Rule 12h-3(b)(2)(ii)        [ ]
    Rule 12g-4(a)(2)(ii)      [ ]         Rule 15d-6                  [ ]
    Rule 12h-3(b)(1)(i)       [ ]

         Approximate number of holders of record as of the certification or notice date: None -- see EXHIBIT A attached hereto.

         Pursuant to the requirements of the Securities Exchange Act of 1934, Vanguard Real Estate Fund II, A Sales-Commission-Free Income Properties Fund, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:  November  11, 1996        By:  /s/ JOHN J. BRENNAN
                                   ____________________________________
                                         JOHN J. BRENNAN
                                         PRESIDENT
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                                                                       EXHIBIT A


         Effective December 8, 1995, the Board of Trustees of Vanguard Real Estate Fund II, A Sales Commission Free Income Properties Fund (the "Fund"), adopted a Plan of Liquidation (the "Plan"), pursuant to which the Trustees determined that it was in the best interests of the Fund and its Shareholders that the Fund be liquidated and terminated in accordance with the terms thereof and in accordance with Massachusetts law. In accordance with the Plan, the Fund completed the sale of, and received corresponding net cash proceeds from, all of its remaining real estate assets, and the Fund made a final distribution to Shareholders of all remaining assets (subject to any and all appropriate reserves retained by the Fund to discharge accrued and contingent liabilities) (the "Final Distribution") on October 31, 1996. Effective upon the making of the Final Distribution, certificates formerly representing shares of beneficial interest in the Fund were declared null and void and of no further force or effect.

         The Trustees filed the appropriate Certificates of Termination with the Secretary of State of the Commonwealth of Massachusetts and with the Office of the City Clerk of the City of Boston, respectively, effecting the termination and dissolution of the Fund as a Massachusetts business trust as of November 1, 1996.